NEWS RELEASE


Symbols:  	LVH.TSX Venture Exchange
		LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange


October 30, 2002


Las Vegas From Home.com Entertainment Inc. and its indirectly owned Antiguan Subsidiaries G.T. Enterprises Inc. and Action Poker Gaming Inc. (collectively called the "Las Vegas Group") are pleased to announce that an amicable out of court settlement has been concluded with Cryptologic Inc., Cryptologic Caribbean Limited and Wagerlogic Limited (collectively called the "Cryptologic Group") in respect to all outstanding matters between the Las Vegas Group and the Cryptologic Group. As a result of the conclusion of the amicable out of Court Settlement the parties have released each other from any and all actions, suits, debts, dues, claims and demands.

By concluding this outstanding matter, Las Vegas can now devote and focus all its efforts and resources towards the development and marketing of its internet related gaming software some of which are unique to the Internet Gaming Industry.



FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT
US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR
WEBSITE AT WWW.LVFH.COM


On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
-------------------
Bedo H. Kalpakian,
Chairman

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY
FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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